Mail Stop 7010

      October 12, 2005

via U.S. mail and facsimile

Mr. John C. Regan
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

      Re:	PDG Environmental, Inc.
		Form 10-K/A#2 for the Fiscal Year Ended January 31, 2005
      Filed June 10, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      Form 8-K Filed July 7, 2005
      File No. 0-13667

Dear Mr. Regan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief
Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE